SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Everbridge, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

29978A104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Jaime Ellertson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,492,842 shares*
	6	SHARED VOTING POWER 86,956 shares**
	7	SOLE DISPOSITIVE POWER 2,492,842 shares
	8	SHARED DISPOSITIVE POWER 86,956 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,579,798 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.4%***
12	TYPE OF REPORTING PERSON IN

*	Includes 195,470 shares of Common Stock of the Issuer issuable upon the exercise of options that are exercisable on or before April 11, 2017.
**	Shares are owned by one of Mr. Ellertson’s children.
***	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

ITEM 1(A).	NAME OF ISSUER:

Everbridge, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

25 Corporate Drive, Suite 400

Burlington, Massachusetts 01803

ITEM 2(A).	NAME OF PERSON FILING:

Jaime Ellertson

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

c/o Everbridge, Inc.

25 Corporate Drive

Burlington, MA 01803

ITEM 2(C).	CITIZENSHIP:

USA

ITEM 2(D).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value per share

ITEM 2(E).	CUSIP NUMBER:

29978A104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Person filing this Statement is provided as of December 31, 2016:

(a) Amount Beneficially Owned:

See Row 9 of cover page for the Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐. N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2017

/s/ Jaime Ellertson
JAIME ELLERTSON

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